                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          TBA ENTERTAINMENT CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    872173109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Michael B. Cowan
                                177 BROAD STREET
                               STAMFORD, CT 06901
                                 (203) 973-1400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    COPY TO:
                              FREDERICK TANNE, ESQ.
                          ARMAND A. DELLA MONICA, ESQ.
                              KIRKLAND & ELLIS LLP
                              153 EAST 53RD STREET
                            NEW YORK, NEW YORK 10022
                                 (212) 446-4800

                                  APRIL 8, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 15 Pages

--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  TBA Holdings, LLC (IRS Identification No. 20-0971841).
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a)     [ ]

                                                                     (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)

                  WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                               [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
           NUMBER OF       7        SOLE VOTING POWER
            SHARES
         BENEFICIALLY                      0
           OWNED BY        -----------------------------------------------------
             EACH          8        SHARED VOTING POWER
           REPORTING
            PERSON                         660,075  (See Item 5)
             WITH          -----------------------------------------------------
                           9        SOLE DISPOSITIVE POWER

                                           0
                           -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                           0 (See Item 5)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  660,075  (See Item 5)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)                                           [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  8.9% (See Item 5)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)

                  OO
--------------------------------------------------------------------------------

                               Page 5 of 15 Pages

--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  JHW Greentree Capital, L.P., a Delaware limited partnership (IRS Identification No. 20-0075072, the general partner of which is JHW Greentree Capital GP, LLC, a Delaware limited liability company (IRS Identification No. 20-0075117), the managing members of which are Peter M. Castleman, Michael R. Stone and Daniel J. O'Brien.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a)    [ ]

                                                                      (b)    [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)

                  WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)                                      [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware limited partnership and general partnership. Each managing partner is a United States citizen.
--------------------------------------------------------------------------------
         NUMBER OF         7        SOLE VOTING POWER
          SHARES
       BENEFICIALLY                      0
         OWNED BY          -----------------------------------------------------
           EACH            8        SHARED VOTING POWER
         REPORTING
          PERSON                         660,075  (See Item 5)
           WITH            -----------------------------------------------------
                           9        SOLE DISPOSITIVE POWER

                                         0
                           -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                         0  (See Item 5)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  660,075  (See Item 5)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)                                           [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  8.9% (See Item 5)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)

                  PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  Irving Azoff
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a)     [ ]

                                                                     (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)

                  PF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                               [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------------------------------------------------------------------------------
         NUMBER OF         7        SOLE VOTING POWER
          SHARES
       BENEFICIALLY                        0
         OWNED BY          -----------------------------------------------------
           EACH            8        SHARED VOTING POWER
         REPORTING
          PERSON                           998,575 (See Item 5)
           WITH            -----------------------------------------------------
                           9        SOLE DISPOSITIVE POWER

                                           0
                           -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                           338,500  (See Item 5)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  998,575 (See Item 5)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)                                           [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  13.5% (See Item 5)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)

                  IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  Robert Geddes
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a)     [ ]

                                                                     (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)

                  PF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                               [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United Sates
--------------------------------------------------------------------------------
         NUMBER OF         7        SOLE VOTING POWER
          SHARES
       BENEFICIALLY                        0
         OWNED BY          -----------------------------------------------------
           EACH            8        SHARED VOTING POWER
         REPORTING
          PERSON                           660,075 (See Item 5)
           WITH            -----------------------------------------------------
                           9        SOLE DISPOSITIVE POWER

                                           0
                           -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                           0 (See Item 5)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  660,075  (See Item 5)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)                                           [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  8.9% (See Item 5)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)

                  IN
--------------------------------------------------------------------------------

         ITEM 1. SECURITY AND ISSUER

         This schedule relates to the common stock, $0.001 per share (the "Common Stock"), of TBA Entertainment Corporation, a Delaware corporation (the "Issuer"). The name and address of the principal executive offices of the Issuer are 402 Heritage Plantation Way, Hickory Valley, Tennessee 38042.

         ITEM 2. IDENTITY AND BACKGROUND

         TBA Holdings, LLC ("Holdings") is a Delaware limited liability company, with offices at 177 Broad Street, Stamford, Connecticut 06901. TBA Merger Sub, Inc. ("Merger Sub") is a Delaware corporation and whooly-owned subsidiary of Holdings, with offices at 177 Broad Street, Stamford, Connecticut 06901. Holdings and Merger Sub were formed to effectuate a merger with TBA Entertainment Corporation ("TBA") as described in Item 3 below.

         JHW Greentree Capital, L.P. ("Greentree LP") is a Delaware limited partnership, with offices at 177 Broad Street, Stamford, Connecticut 06901. JHW Greentree Capital GP, LLC ("Greentree GP") is a Delaware limited liability company, with offices at 177 Broad Street, Stamford, Connecticut 06901. The names of the managing members of Greentree GP are Peter M. Castleman, Michael R. Stone and Daniel J. O'Brien, each having a business address of 177 Broad Street, Stamford, Connecticut 06901. The principal business of Greentree LP is that of a private investment firm. The principal business of Greentree GP is that of being the general partner of Greentree LP. The principal occupation or employment of Greentree GP's managing members is that of partner of Whitney & Co., LLC and managing member of various entities affliated with Whitney & Co., LLC. Each managing member of Greentree GP is a citizen of the United States.

         Irving Azoff is a settlor and co-trustee of Azoff Family Trust of 1997 ("Azoff Family Trust"), with address at 1100 Glendon Avenue, Suite 2000, Los Angeles, California 90024. Irving Azoff is a citizen of the United States.

         Robert Geddes is an entertainment industry executive whose business address is Eric/Chandler PMB 178, 5942 Edinger Avenue, #113, Huntington Beach, California 92649. Robert Geddes is a citizen of the United States.

         None of the parties listed on the cover pages of this Schedule (the "Reporting Persons"), has, at any time during the last five years, been (a) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Holdings, Merger Sub and TBA entered into a Merger Agreement dated April 8, 2004 (the "Merger Agreement") pursuant to which Holdings will acquire all of the outstanding shares of TBA's capital stock through the merger of Merger Sub with and into TBA, with TBA continuing to exist as the surviving corporation of such merger (the "Merger").

         Holdings will acquire all of TBA's capital stock for cash consideration of $6,150,000 which, after deduction of certain transaction expenses, results in net consideration of approximately $0.67 per share of Common Stock and approximately $0.70 per share of preferred stock. The merger consideration is subject to downward adjustment based on certain of TBA's other expenses incurred in connection with the Merger, as described in the Merger Agreement.

                               Page 6 of 15 Pages

         The funds for the merger consideration will be provided to Holdings and Merger Sub by Greentree LP, Irving Azoff and Robert Geddes. The portion of such funds provided by Greentree LP will be provided from its working capital. The portion of such funds provided by Irving Azoff and Robert Geddes will, in each case, come from personal funds.

         Greentree LP, Irving Azoff and Robert Geddes share control of Holdings and, therefore, may be deemed to have beneficial ownership of 660,075 shares of TBA Common Stock beneficially owned by Thomas Jackson Weaver, III, Chief Executive Officer of TBA who, in connection with the signing of the Merger Agreement, entered into a Voting Agreement with Holdings and Merger Sub dated April 8, 2004, pursuant to which he granted to Holdings an irrevocable proxy to vote such shares in accordance with the Voting Agreement. A copy of the Voting Agreement is incorporated hereto as Exhibit 2.

         Certain of the Reporting Persons may also be deemed to have beneficial ownership of 338,500 shares of TBA Common Stock beneficially owned by Azoff Family Trust, which is under the shared control of Irving Azoff as settlor and co-trustee, because such Reporting Persons may be deemed to constitute a "group" as the term is used in Section 13(d) of the Securities Exchange Act of 1934. The information set forth in Item 4 and Item 5 of this Schedule 13D is hereby incorporated herein by reference.

         ITEM 4. PURPOSE OF TRANSACTION.

         Holdings, Merger Sub and TBA entered into a Merger Agreement dated April 8, 2004 (the "Merger Agreement") pursuant to which Holdings will acquire all of the outstanding shares of TBA's capital stock through the merger of Merger Sub with and into TBA, with TBA continuing to exist as the surviving corporation of such merger (the "Merger").

         Holdings will acquire all of TBA's capital stock for cash consideration of $6,150,000 which, after deduction of certain transaction expenses, results in net consideration of approximately $0.67 per share of Common Stock and approximately $0.70 per share of preferred stock. The merger consideration is subject to downward adjustment based on certain of TBA's other expenses incurred in connection with the Merger, as described in the Merger Agreement.

         The closing of the Merger is contingent upon the approval of the transaction by TBA's stockholders and other customary closing conditions set forth in the Merger Agreement.

         The foregoing summary description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the copy of the Merger Agreement incorporated hereto as Exhibit 3.

         ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, the Reporting Persons beneficially own (or may be deemed for purposes of Rule 13d-3 promulgated under the Exchange Act to beneficially own) directly or indirectly, an aggregate of 998,575 shares of Common Stock, or approximately 13.5% of the Common Stock outstanding on the date hereof (including the number of shares of Common Stock that the Reporting Persons have the right to acquire within 60 days of the date hereof).

         Each of the Reporting Persons (other than Holdings) disclaims beneficial ownership with respect to the 660,075 shares of Common Stock beneficially owned by Thomas Jackson Weaver, III and subject to the Voting Agreement. Each of the Reporting Persons (other than Irving Azoff, except to the extent of his pecuniary interest therein) also disclaims beneficial ownership with respect to the 338,500 shares of Common Stock beneficially owned by Azoff

                               Page 7 of 15 Pages

Family Trust. The filing of this Schedule shall not be deemed an admission that any of the Reporting Persons is the beneficial owner for the purposes of Section 13(d) of the Exchange Act of 1934 or for any other purpose.

         Each of the Reporting Persons disclaims that they constitute a "person" or a "group" as such terms are used in Section 13(d) of the Securities Exchange Act of 1934. The filing of this Schedule shall not be deemed an admission that any of the Reporting Persons constitute such a "person" or "group."

         (b) As of the date hereof, the Reporting Persons have the shared power to vote or to dispose of (or may be deemed for purposes of Rule 13d-3 promulgated under the Exchange Act to have such powers) an aggregate of 998,575 shares of Common Stock.

         Each of the Reporting Persons (other than Holdings) disclaims beneficial ownership with respect to the 660,075 shares of Common Stock beneficially owned by Thomas Jackson Weaver, III subject to the Voting Agreement. Each of the Reporting Persons (other than Irving Azoff, except to the extent of his pecuniary interest therein) also disclaims beneficial ownership with respect to the 338,500 shares of Common Stock beneficially owned by Azoff Family Trust. The filing of this Schedule shall not be deemed an admission that any of the Reporting Persons is the beneficial owner for the purposes of Section 13(d) of the Exchange Act of 1934 or for any other purpose.

         Each of the Reporting Persons disclaims that they constitute a "person" or a "group" as such terms are used in Section 13(d) of the Securities Exchange Act of 1934. The filing of this Schedule shall not be deemed an admission that any of the Reporting Persons constitute such a "person" or "group."

         (c) Except for the transactions described herein, there have been no other transactions in the securities of the Company effected by the Reporting Persons in the last 60 days.

         (d) Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported by this Schedule 13D.

         (e)      Inapplicable.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER.

         None.

         ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1. Joint Filing Agreement.*

         Exhibit 2. Voting Agreement dated April 8, 2004.**

         Exhibit 3. Merger Agreement dated April 8, 2004.**

         *        Filed herewith.

         **       Filed as an Exhibit by the Company on its current report filed on Form 8-K dated April 12, 2004.

                               Page 8 of 15 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 19, 2004                TBA HOLDINGS, LLC

                                    BY: /s/ Michael B. Cowan
                                        ----------------------------------------
                                    Name: Michael B. Cowan
                                    Its:  Vice President

                                    JHW GREENTREE CAPITAL, L.P.

                                    By: JHW Greentree Capital GP, LLC

                                    By: /s/ Daniel J. O'Brien
                                        ----------------------------------------
                                    Name: Daniel J. O'Brien
                                    Its:  Managing Member


                                    IRVING AZOFF

                                    /s/ Irving Azoff
                                    --------------------------------------------

                               Page 9 of 15 Pages

                                    ROBERT GEDDES

                                    /s/ Robert Geddes
                                    --------------------------------------------


                               Page 10 of 15 Pages